GULF ISLAND FABRICATION, INC.

583 Thompson Road

Houma, Louisiana 70363

October 24, 2006

VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission

Division of Corporation Finance

101 F. Street, N.E.

Washington, D.C. 20549

Attention:	Melissa N. Rocha

RE:	Gulf Island Fabrication, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2005
Form 10-Q for the Fiscal Quarter Ended March 31, 2006
Form 10-Q for the Fiscal Quarter Ended June 30, 2006
Your File No. 000-22303

Ladies and Gentlemen:

On behalf of Gulf Island Fabrication, Inc. (“Gulf Island,” the “Company” or “we”), this letter responds to the comments received from the Commission’s staff (the “Staff”) by facsimile on October 11, 2006. We have numbered and reproduced below the full text of the Staff’s comments in italics, each of which is followed by the Company’s response.

Form 10-K for the Year Ended December 31, 2005

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 22

Comment 1.	We note that your gross profit margins have consistently decreased from 14% in 2003 to 10% in the second quarter of 2006. Please tell us and disclose, in future filings, the reasons for this decreasing trend. Your revised disclosure should address the impact any decreasing levels of exploration and development activity in the Gulf of Mexico had on margins, as well as the impact any contracts won or lost during the years and the Company’s ability to manage those contracts had on margins. We note your disclosure that decreasing levels in exploration and development activity in the Gulf of Mexico as well as increasing oil and gas prices could potentially impact your margins, however, your MD&A discussion does not address any resulting impact on operations. We further note that your MD&A only discusses that the cost of sales increased as a result of inefficiencies in production hours caused by unfavorable weather conditions, however, the

Securities and Exchange Commission

October 24, 2006

Company was able to regain those inefficiencies in the fourth quarter of 2005. Based on above, your MD&A does not clearly address why margins are trending down. Please revise accordingly in future filings.

Response 1:	For fiscal years 2001 through 2005, our gross profit margins were 13.5%, 13.5%, 14.2%, 13% and 12.7%. In fiscal year 2000 our gross profit margin was 9.3% and in fiscal 1999 it was 12.0%. Based on our historical gross profit margins, we do not believe that we have experienced a trend of declining margins that needs to be addressed separately. Our margins have fluctuated over time for various reasons.

The MD&A in our 2005 Form 10-K, under the heading “Introduction and Outlook,” describes the primary factors that generally may affect our results of operations. In our comparison of period-to-period results, we describe the particular material factor or factors that were the actual primary reason or reasons for the change in gross profit margin.

We disclose that the primary reason for the decrease in gross profit margin for fiscal 2003 compared to fiscal 2004 was low activity levels in the oil and gas industry during 2004 and related lower pricing: “Revenues decreased as a result of low activity levels in the oil and gas industry during 2004 which created reduced demand and, thus, downward pressure on the pricing of the Company’s goods and services . . . . The combination of reduced volume and lower pricing caused a decrease in gross profit by 21.6% to $22.7 million (13.0% of revenue) for the year ended December 31, 2004, compared to the $28.9 million (14.2% of revenue) of gross profit for the year ended December 31, 2003.”

Comparing fiscal 2004 to 2005, we disclose that, as a percentage of revenue, the cost of revenue increased to 87.3% for 2005 compared to 87.0% for 2004. Accordingly, it follows necessarily that our gross profit margin declined by 0.3% (from 13.0% in 2004 to 12.7% in 2005). We describe that the primary reason for the increase in cost of revenue as a percentage of revenue was the 2005 hurricanes, which caused inefficiencies in our second and third quarters of 2005. We state that we were only able to “partially regain” our more normal operating efficiencies in the fourth quarter. After reviewing our disclosure, we believe it would be helpful to the reader if we expressly connect the inefficiencies caused by the hurricanes to the decline in our gross profit margin. Therefore, we plan in our Form 10-K for fiscal 2006 to modify the following sentence: “Consequently, as a percentage of revenue, the cost of revenue increased only slightly to 87.3% for 2005 compared to 87.0% for 2004,” to read as follows: “Consequently, as a percentage of revenue, the cost of revenue increased slightly to 87.3% for 2005 compared to 87.0% for 2004 and our gross profit margin declined slightly to 12.7% for 2005 compared to 13.0% for 2004.”

Securities and Exchange Commission

October 24, 2006

In our Form 10-Q for the quarter ended June 31, 2006, we disclose that for the six months ended June 30, 2006 our gross profit margin was 10.4% including Gulf Marine and 11.9% excluding Gulf Marine, demonstrating that the Gulf Marine acquisition had a negative near-term impact on our gross profit margins. We address the primary reason for the decline in our gross profit margins for the three and six month periods, exclusive of the Gulf Marine acquisition, as follows: “Because of the competitiveness in the marine construction industry, recent project awards have included somewhat lower than historical margins.”

Item 9A. Controls and Procedures, page 27

Comment 2:	Your conclusion that your disclosure controls and procedures are effective “in timely alerting them to material information relating to the Company, including its consolidated subsidiaries, required to be included in reports the Company files with or submits to the SEC” is significantly more limited than what is called for under Rule 13a-15(e) of the Exchange Act. Similarly narrow language is included in the above-cited Forms 10-Q. The rule requires, among other matters, that the disclosure controls and procedures be designed “to ensure that information required to be disclosed by the issuer in the reports that it files or submits under the Act . . .. is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms” and to ensure that “information required to be disclosed by an issuer . . . is accumulated and communicated to the issuer’s management . . . as appropriate to allow timely decisions regarding required disclosure.” Please confirm, if true, that your disclosure controls and procedures for the relevant periods met all of the requirements of this section and that you will conform your disclosure in future filings.

Response 2:	We confirm that our disclosure controls and procedures for the relevant periods met all of the requirements of Rule 13a-15(e). We confirm that we will conform our disclosure in future filings as follows: “Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rule 13a-15(e) under the Securities Exchange Act of 1934) as of the end of the period covered by this report. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that our disclosure controls and procedures were effective as of such date.”

Form 8-K/A filed April 19, 2006

Comment 3:	With regards to the financial statements of Gulf Marine Fabricators filed in your Form 8-K/A on April 19, 2006, we noted that revenue significantly decreased from $225 million in 2004 to $42 million in 2005. Please tell us why Gulf

Securities and Exchange Commission

October 24, 2006

Marine’s revenue significantly decreased during 2005, why they were not doing business with half of the customers they had in previous years (e.g., British Petroleum, Conoco, BHP and Kerr McGee) and the Company’s business decision behind purchasing Gulf Marine’s business which incurred losses and negative operating results in the year prior to acquisition. Please consider disclosing the above information in the business section of future filings.

Response 3:	Gulf Marine’s revenue significantly decreased during 2005 because it had completed several large contracts in its backlog during late 2004 and early 2005 and had not obtained other large contracts to replenish its backlog. With respect to customers, in any one year, Gulf Marine would typically have several large contracts with several customers to construct custom-designed projects. These customers would not typically purchase these types of large projects every year. We believe Gulf Marine’s experience in this regard is similar to other companies in the marine construction industry. We do not believe that Gulf Marine faced any general customer dissatisfaction and believe that its customers and potential customers remained willing to accept competitive bids from Gulf Marine.

Our decision behind purchasing Gulf Marine’s facilities, despite the company’s operating losses, is disclosed in our 2005 Form 10-K under the headings “Items 1 and 2. Business and Properties - Subsequent Events”, as follows: “The acquisition of these facilities enables us to do dockside integration, provides increased roll goods capabilities, and 45 feet water depth access to our facilities, the ability to construct 1,300 foot conventional jackets, more efficient tendon fabrication, much greater lifting capacity dockside (4,000 tons), and an additional labor pool. We now provide our customers with the greatest amount of fabrication facilities on the Gulf of Mexico.” We then describe our Cooperation Agreement with Technip-Coflexip USA Holdings, Inc., the former indirect parent of Gulf Marine.

Subsequently, under the heading “Description of Operations” we explain further, “Although there is no height limit to the size of the jackets that can be fabricated at the our Houma facilities, the dimensions of the Houma Navigation Canal prevent the transportation to the Gulf of Mexico of most jackets designed for water depths exceeding 800 feet . . . . Our Gulf Marine south yard in Texas, which is located on the Gulf Intercoastal Waterway and the 45 feet deep Corpus Christi Ship Channel, provides direct and unrestricted access to the Gulf of Mexico, which allows for unlimited fabrication or assembly of any size structure in use today.” In addition, under the heading “Employees,” we note that we added 400 employees as a result of the Gulf Marine transaction, in an environment where the demand for these workers is high.

Securities and Exchange Commission

October 24, 2006

Accordingly, we purchased the Gulf Marine assets primarily because they gave us the ability to build larger structures than we could previously build due to our new deeper water access, increased our labor pool, provided potential opportunities for additional work from our Cooperation Agreement with Technip and gave us the largest fabrication capacity on the Gulf Coast.

We propose to enhance our disclosure with respect to the Gulf Marine acquisition in future filings by adding language substantially similar to the following: “In summary, we believe that spending by our customers and potential customers for projects for use in the Gulf of Mexico and international deepwater (generally, depths over 1,000 feet) will continue to grow as a percentage of their total offshore expenditures. These projects are typically much larger than projects for use in the shallow water. Our acquisition of Gulf Marine enables us to fabricate and assemble all components of deepwater construction projects, which we were previously limited from doing by the physical constraints of our Houma yards. We believe the acquisition positions us as a leading U.S. deepwater fabricator. In addition, it has increased our labor pool, provided opportunities for additional work from our Cooperation Agreement with Technip and given us the largest fabrication capacity on the Gulf Coast. Although Gulf Marine was not profitable in recent years, we believe that with the proper oversight and procedures, it may become a profitable addition to our company.”

The Company acknowledges that it is responsible for the adequacy and accuracy of the disclosure contained in its periodic reports filed pursuant to the Securities Exchange Act of 1934, and that Staff comments or Company changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s reports. Further, the Company acknowledges that it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please call me if you have any questions.

Sincerely,

GULF ISLAND FABRICATION, INC.

/s/ Joseph P. Gallagher, III
Joseph P. Gallagher, III
Vice President – Finance, Chief
Financial Officer and Treasurer
(985) 872-2100